[CNA LOGO OMITTED]

              SEI
              INVESTMENT COMPANY BOND                               DECLARATIONS

------------------------------------------------------------------------------------------
NAMED COMPANY AND ADDRESS                          PRODUCER

------------------------------------------------------------------------------------------
Item 1.   SEI Investments Management Corporation
          (herein called Insured)                  AON Risk Services, Inc. of Pennsylvania
          1 Freedom Valley Drive                   1 Liberty Place
          Oaks, PA 19456                           1650 Market Street, Suite 1000
                                                   Philadelphia, PA 19103

                                                   Attn.: Frank Paolucci
------------------------------------------------------------------------------------------
CUSTOMER NUMBER                                    INSURER

------------------------------------------------------------------------------------------
85409                                              Continental Casualty Company
                                                   333 S. Wabash Ave
------------------------------------------------   Chicago, Illinois   60604
POLICY NUMBER
------------------------------------------------
169906855
------------------------------------------------------------------------------------------

Item 2.   POLICY PERIOD: 8/19/2007 to 8/19/2008
                         ---------    ---------
                         12:01 a.m. local time at the address stated in Item 1.

Item 3.   POLICY PREMIUM: $214,750
                          --------

Item 4.   NOTICES TO INSURER:      CNA Global Specialty Lines
                                   Attn: Director of Claims
                                   40 Wall Street, 8th Fl.
                                   New York, NY 10005

Item 5.   LIMITS OF LIABILITY AND RETENTIONS:

                                COVERAGE SCHEDULE

This Policy includes only those coverages designated with a "Yes" as "Included" in the Coverage Schedule set forth below. If neither "Yes" nor "No" is designated for a Coverage Part or Insuring Agreement, such Coverage Part or Insuring Agreement is not included.

------------------------------------------------------------ ------------ ----------------------- ---------------
                                                                 (1)               (2)                 (3)
                                                              Included          Scheduled           Scheduled
COVERAGE PART                                                 (Yes or      Limits of Liability     Retentions*
                                                                 No)
------------------------------------------------------------ ------------ ----------------------- ---------------
Investment Company Fidelity Bond
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 1.    Fidelity                                          $40,000,000             $150,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 2.    Property                                          $40,000,000             $150,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 3.    Financial Documents                               $40,000,000             $150,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 4.    Computer/Funds Transfer                           $40,000,000             $150,00
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 5.    Uncollectible Items of Deposit                    $250,000                $25,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 6.    Stop Payment Order Liability                      $250,000                $25,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 7.    Audit Expense                                     $250,000                $25,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Insuring Agreement 8.    Claims Expense                                    $250,000                $5,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Other:
------------------------------------------------------------ ------------ ----------------------- ---------------
Unauthorized Signatures                                                    $500,000                $25,000
------------------------------------------------------------ ------------ ----------------------- ---------------
Toll Fraud                                                                 $1,000,000              $50,000
------------------------------------------------------------ ------------ ----------------------- ---------------

G-138290-NA
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[CNA LOGO OMITTED]

              SEI
              INVESTMENT COMPANY BOND                               DECLARATIONS

* Under Insuring Agreement 1. Fidelity, there shall be no retention applicable to loss sustained by any Investment Fund.

Item 7.   Riders/Endorsements forming a part of this Policy at issuance:

          GSL5260      Ed. 12/04   Omnibus Joint Loss Payee Rider
          GSL4167NA    Ed. 11/04   Toll Fraud
          SR-5261b     Ed. 10/87   Cosurety Rider
          GSL4171NA    Ed. 11/04   Named Insured
          SR6117       Ed. 01/81   Pennsylvania Notice
          SR5969a      Ed. 06/90   Cancelation Rider
          FIG-4125-A   Ed. 06/99   Non-Cumulative Rider
          GSL4168NA    Ed. 11/04   Amend Employee Definition
          GSL5304XX    Ed. 12/04   Unauthorized Signature Rider
          PRO9482      Ed. 07/07   Trade and Economic Sanctions Endorsement
          GSL5219      Ed. 11/04   Securities and Exchange Regulatory Compliance
                                      Rider

          These Declarations, along with the completed and signed APPLICATION, the Policy, and any written endorsements attached shall constitute the contract between ABC CORP. and the Insurer.




          By:____________________________________



          Date: October 10, 2007





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The Insurer and the ABC CORP. INSUREDS agree as follows, in consideration of the payment of the premium and in reliance upon all statements made in the APPLICATION furnished to the Insurer designated in the Declarations, a stock insurance corporation, hereafter called the "Insurer".

       I.     INSURING AGREEMENTS

       1.     Fidelity

              If Insuring Agreement 1 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify ABC CORP. INSUREDS for LOSS resulting directly from FRAUDULENT OR DISHONEST ACTS, including larceny or embezzlement, committed by any EMPLOYEE unless the person committing the acts has access to the funds taken solely through a position as an officer or employee of a bank.

       2.     Property

              If Insuring Agreement 2 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify ABC CORP. INSUREDS for LOSS of PROPERTY resulting directly from THEFT, FALSE PRETENSE, misplacement, mysterious unexplainable disappearance, physical damage or destruction thereof, wherever situated and whenever occurring, including PROPERTY in transit.

              In the event an ABC CORP. INSURED sustains a LOSS of securities covered under this Insuring Agreement but the securities are valued at an amount in excess of the Scheduled Limit of Liability, that ABC CORP. INSURED may apply any portion of the applicable Scheduled Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the ABC CORP. INSURED elects to do so, the Scheduled Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Scheduled Limit of Liability shall be applied to settlement of LOSS.

              Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.

       3.     Financial Documents

              If Insuring Agreement 3 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify ABC CORP. INSUREDS for LOSS resulting directly from an ABC CORP. INSURED having in good faith:

              a. acted on an ORIGINAL FINANCIAL DOCUMENT which bears a FORGERY or ALTERATION upon which the ABC CORP. INSURED relied;

              b. acted on an ORIGINAL FINANCIAL DOCUMENT that was, at the time the ABC CORP. INSURED acted upon it, lost or stolen;


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[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              c. acted in reliance on a FINANCIAL DOCUMENT which is a COUNTERFEIT; or

              d. guaranteed in writing or witnessed any signature on an assignment, bill of sale, endorsement, guarantee, or power of attorney which transfers a FINANCIAL DOCUMENT or uncertificated security.

              Actual  physical   possession,   and  continued   actual  physical
              possession if taken as collateral, of a FINANCIAL DOCUMENT by:

                     i. the ABC CORP. INSURED or its authorized custodial agent, or

                     ii. a financial institution, or its authorized custodial agent to which the ABC CORP. INSURED sold, in whole or in part, a loan for which the FINANCIAL DOCUMENT represents collateral, but only if the ABC CORP. INSURED remains liable to the institution by written contract to repurchase the loan.

              is a condition precedent to the ABC CORP. INSURED having acted in reliance upon the FINANCIAL DOCUMENT.

       4.     Computer / Funds Transfer

              If Insuring Agreement 4 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer will indemnify ABC CORP. INSUREDS for LOSS resulting directly from an ABC CORP. INSURED having in good faith transferred funds or PROPERTY or otherwise given value because of:

              a. the fraudulent change, modification, or destruction of ELECTRONIC DATA or ELECTRONIC COMPUTER INSTRUCTIONS, including that caused by COMPUTER VIRUS, (1) within a COMPUTER SYSTEM operated by an ABC CORP. INSURED; or (2) while being electronically transmitted through communication lines, including satellite links, from a COMPUTER SYSTEM operated by an ABC CORP. INSURED to a COMPUTER SYSTEM operated by a customer while the ABC CORP. INSURED is acting as a SERVICE BUREAU for that customer; if the fraud was committed by a person acting to obtain a financial benefit;

              b. the fraudulent preparation or modification of ELECTRONIC COMPUTER INSTRUCTIONS by a person intending to cause the LOSS to the ABC CORP. INSURED and to obtain a financial benefit;

              c. the fraudulent entry of data into a COMPUTER SYSTEM or COMMUNICATIONS TERMINAL operated by an ABC CORP. INSURED or an ELECTRONIC COMMUNICATION CUSTOMER, from or apparently from another such COMMUNICATION TERMINAL or COMPUTER SYSTEM if the data was not in fact sent by the ABC CORP. INSURED or ELECTRONIC COMMUNICATION CUSTOMER, or if the data were fraudulently modified during transit (physical or electronic) between COMPUTER SYSTEMS or COMMUNICATION TERMINALS;

              d. a fraudulent voice or telephone keypad initiated funds transfer instruction, directed to an ABC CORP. INSURED by telephone from or purportedly from an ELECTRONIC COMMUNICATION CUSTOMER, if the instruction was not made by or at the direction of a person who is authorized to initiate such a transfer according to the written agreement between the ABC CORP. INSURED and the ELECTRONIC COMMUNICATION CUSTOMER and if the instruction was TESTED;

              e. a fraudulent communication by FAX or other TESTED written communication sent or apparently sent between an ABC CORP. INSURED and an ELECTRONIC COMMUNICATION CUSTOMER if the communication was either not sent by the ABC CORP. INSURED or ELECTRONIC COMMUNICATION CUSTOMER, or was fraudulently modified during transit between the ABC CORP. INSURED and the ELECTRONIC COMMUNICATION CUSTOMER; or

       5.     Uncollectible Items of Deposit

G-138290-NA
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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              If Insuring Agreement 5 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer will indemnify ABC CORP. INSUREDS for LOSS resulting from the crediting of an account of a customer, shareholder or subscriber of an ABC CORP. INSURED on the faith of any item of deposit which proves to be uncollectible provided that:

              a. the item was held for a minimum of 5 days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit: and

              b. there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

       6.     Stop Payment Order Liability

              If Insuring Agreement 6 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify ABC CORP. INSUREDS for LOSS resulting directly from its legal liability for:

                     a. compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the ABC CORP. INSURED by the customer or by an authorized agent of the customer; or

                     b. refusal to pay any draft made or drawn upon or against the ABC CORP. INSURED by the customer or by an authorized agent of the customer.

       7.     Audit Expense

              If Insuring Agreement 7 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify ABC CORP. INSUREDS for expense incurred by an ABC CORP INSURED for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted by the regulatory authority or an independent accountant by reason of the discovery of loss sustained through larceny or embezzlement committed by an officer or director.

       8.     Claims Expense

              If Insuring Agreement 8 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify ABC CORP. INSUREDS for fees and expenses incurred and paid by ABC CORP. INSURED, with prior approval of the Insurer, to determine the existence, amount and extent of LOSS in excess of the retention if such LOSS is in fact covered under any other Insuring Agreement of this Policy.

---------------------
II.    DEFINITIONS
---------------------

       For purposes of this Policy:

       1. ABC CORP. means the company named in Item 1 of the Declarations, including such company as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

       2. ABC CORP INSUREDS means ABC CORP. and INVESTMENT FUNDS scheduled in Endorsement 1.

       3. ALTERATION means material modification of a FINANCIAL DOCUMENT by a person acting without authority and with the intent to deceive.

       4.     ANNUAL   PERIOD  means  each   consecutive   twelve  month  period
              commencing on the effective date of this policy.

G-138290-NA
Ed. 11/06                                                           Page 3 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

       5. APPLICATION means all signed applications for this Policy and for any policy in an uninterrupted series of policies issued by the Insurer or any affiliate of the Insurer of which this Policy is a renewal or replacement. An "affiliate of the Insurer" means an insurer controlling, controlled by or under common control with the Insurer.

       6. AUTOMATED CLEARING HOUSE means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions' customers.

       7. CENTRAL DEPOSITORY means any clearing corporation, including any Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism book entries are made reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.

       8. COMPUTER SYSTEM means computers with related peripheral components, including storage components wherever located; systems and applications software; terminal devices; and related communication networks; by which data are electronically collected, transmitted, processed, stored and retrieved.

       9. COMMUNICATIONS TERMINAL means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.

       10. COMPUTER VIRUS means a set of unauthorized instructions, programmatic or otherwise, that propagate themselves through a COMPUTER SYSTEM operated by an ABC CORP. INSURED which were maliciously introduced into the system by a person other than by an identifiable EMPLOYEE.

       11.    COUNTERFEIT means:

              a. with respect to certificated securities: an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or

              b. with respect to other FINANCIAL DOCUMENTS: an imitation which is intended to deceive, and to be taken as the original.

       12. ELECTRONIC COMMUNICATION means any communication initiated through a COMPUTER SYSTEM, a FAX, Telex, TWX and any other electronically transmitted communication.

       13.    ELECTRONIC COMMUNICATION CUSTOMER means:

              a. natural persons or entities authorized by written agreement with an ABC CORP. INSURED to initiate funds transfer by ELECTRONIC COMMUNICATION or by telephone;

              b.     AUTOMATED CLEARING HOUSES;

              c.     offices of ABC CORP. INSUREDS;

              d.     financial institutions; and

              e.     CENTRAL DEPOSITORIES handling ELECTRONIC SECURITIES.

       14. ELECTRONIC COMMUNICATION SYSTEM means electronic communication systems operated by Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), an AUTOMATED CLEARING HOUSE which is a member of the National Automated Clearing House Association and similar automated communication systems in use by ABC CORP INSUREDS.

       15. ELECTRONIC COMPUTER INSTRUCTIONS means computer programs using facts or statements converted to a form usable in a COMPUTER SYSTEM to act upon ELECTRONIC DATA.

G-138290-NA
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[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

       16. ELECTRONIC DATA means facts or information converted to a form usable in a COMPUTER SYSTEM which are stored on ELECTRONIC DATA PROCESSING MEDIA for use by computer programs.

       17. ELECTRONIC DATA PROCESSING MEDIA means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which ELECTRONIC DATA are recorded.

       18. ELECTRONIC SECURITY means a share, participation or other interest in property of the issuer or an obligation of the issuer that:

              a. is of a type commonly dealt with in securities exchanges or markets; and

              b. is either one of a class or series, or by its terms is divisible into a class or series of shares, participations, interests or obligations; and

              c.     i.     is not represented by a paper certificate, or

                     ii.    is part of a master or global paper certificate, or

                     iii. represents a paper certificate that has been surrendered by a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a CENTRAL DEPOSITORY.

       19.    EMPLOYEE means:

              a. an officer or other employee of an ABC CORP. INSURED, while employed by that ABC CORP. INSURED and a guest student performing studies or duties in any of said offices or premises;

              b. a director while acting as a member of any committee, duly elected or appointed by resolution of the board of directors of an ABC CORP. INSURED, to perform specific directorial acts on behalf of that ABC CORP. INSURED or while acting within the usual scope of duties of an employee;

              c. an attorney retained by an ABC CORP. INSURED and any employee of such attorney while either is performing legal services for that ABC CORP. INSURED;

              d. a person provided by an employment contractor to perform employee's duties for an ABC CORP. INSURED under that ABC CORP INSURED'S supervision at any of that ABC CORP. INSURED'S offices or premises covered hereunder;

              e. an employee of an institution merged or consolidated with an ABC CORP. INSURED prior to the effective date of this Policy; and

              f. each natural personal, partnership or corporation (other than a customer, and other than a Federal Reserve bank or a clearing house, or any other bank while performing functions as a collecting bank), authorized by an ABC CORP. INSURED to perform services as an electronic data processor of checks or other accounting records of that ABC CORP. INSURED, after those checks are received or created by that ABC CORP. INSURED, not including preparation or modification of computer software or programs
                     ("processor"). Each such processor, and the partners, officers, and employees of such processor shall, collectively, be deemed to be one EMPLOYEE.

              g. any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator for an ABC CORP. INSURED only while performing acts coming within the usual and customary duties of an officer or employee of that ABC CORP. INSURED or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to property of that ABC CORP. INSURED; provided that the adviser, underwriter, agent, recordkeeper or administrator is an

G-138290-NA
Ed. 11/06                                                           Page 5 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

                     affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of that ABC CORP. INSURED.

              This Policy does not afford coverage in favor of the employers of any natural persons described in c-g, above. The Insurer will, upon payment of any loss hereunder, acquire all of the rights each ABC CORP. INSURED has against any such employer by reason of the acts giving rise to the loss.

       20.    FALSE PRETENSE means a fraudulent representation made by a person:

              (1)    at the time of transfer of the PROPERTY;

              (2) to an ABC CORP. INSURED who was in possession of the PROPERTY immediately prior to the transfer; and

              (3)    which  directly  results  in  the transfer of the PROPERTY.

       21. FAX means a facsimile communication system or similar communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not include an ELECTRONIC COMMUNICATION sent by telex, Twix or an ELECTRONIC COMMUNICATION SYSTEM.

       22.    FINANCIAL DOCUMENT means a physical document which:

              a.     is a NEGOTIABLE INSTRUMENT;

              b.     is a letter of credit;

              c. is a written instruction directed to an ABC CORP. INSURED from, or purportedly from, a customer, EMPLOYEE or financial institution of a type customarily prepared by a customer, EMPLOYEE or financial institution and upon which that ABC CORP. INSURED ordinarily acts to cause a deposit, withdrawal or transfer of funds;

              d.     is considered as a matter of law to be primary evidence of:

                     i.     the right to ownership or possession of property; or

                     ii.    a debt owed directly or contingently:

              e.     creates or discharges a lien on property;

              f.     ordinarily   has  value   transferred   by  endorsement  or
                     assignment coupled with delivery; or

              g.     is MONEY,

              but does not include: (i) travelers checks; (ii) data which exists in a COMPUTER SYSTEM in electronic form; and (iii) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive hold and dispose of the document and the goods it covered.

       23. FRAUDULENT OR DISHONEST ACTS means an act or acts undertaken by an EMPLOYEE with the intent to: (1) cause an ABC CORP INSURED to sustain the loss; and (2) obtain a financial benefit (other than wages, salary, commissions, bonuses or other perquisites of employment or any other benefit which an ABC CORP INSURED knows that the EMPLOYEE receives from his employment) for the EMPLOYEE or another person whom the EMPLOYEE intends to benefit

       24. FORGERY and FORGED means the signing of the name of another person or organization without authority with intent to deceive; it does not include a signature consisting in whole or in part of one's own name, signed with or without authority, in any capacity, for any purpose.

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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

       25. INVESTMENT FUND means an investment company as defined under 15 USC 80a-3, which is required by SEC Regulation 17g-1 to maintain fidelity insurance.

       26.    LOSS means:

              a. loss of funds or PROPERTY owned by ABC CORP. INSURED, but not loss of use of funds or PROPERTY;

              b. (i) loss of funds or PROPERTY owned by others for which an ABC CORP. INSURED is legally liable, but not loss of use of those funds or PROPERTY, except for the loss of accrued interest or dividends; (ii) compensatory damages for which an ABC CORP. INSURED is legally liable other than those for loss of use, bodily injury, mental or emotional distress, personal injury and any other injury to reputation; and

              c. Fees and expenses paid to persons who are not officers or other employees of an ABC CORP. INSURED, in defending any CLAIM brought against that ABC CORP. to the extent to which the allegations, if established, would constitute LOSS covered under this Policy;

              and does not include any fee, expenses, damage, or charge not expressly enumerated above.

              LOSS is valued under XIII. LOSS VALUATION

       27. MONEY means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

       28.    NEGOTIABLE INSTRUMENT means any document which:

              a.     is signed by the maker or drawer;

              b. contains any unconditional promise or order to pay a sum certain in MONEY and no other promise, order, obligation or power given by the maker or drawer;

              c.     is payable on demand or at a definite time; and

              d.     is payable to order or bearer.

       29. ORIGINAL FINANCIAL DOCUMENT means a FINANCIAL DOCUMENT which has been completed, with or without signature, by persons who were acting with authority in completing the document at the time it was completed.

       30. POLICY PERIOD means the period from the effective date of this Policy to the Policy expiration date stated in Item 2 of the Declarations, or its earlier cancellation date.

       31. POLICY PREMIUM means the original premium and the fully annualized amount of any additional premiums charged by the Insurer for or during the POLICY PERIOD.

       32. POLLUTANTS means any substance exhibiting hazardous characteristics as or may be defined or identified on any list of hazardous substances issued by the United States Environmental Protection Agency or any state or local or foreign counterpart. POLLUTANTS also means, without limitation, any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste (including materials to be recycled, reconditioned or reclaimed), as well as any air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos, or asbestos products or any noise.

       33. PROPERTY means FINANCIAL DOCUMENTS, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by an ABC CORP. INSURED or for which it is legally liable, other than as lessee.

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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

       34. SERVICE BUREAU means a person or entity authorized by written agreement to perform data processing services for others using COMPUTER SYSTEMS.

       35.    SINGLE LOSS means:

              a. all LOSS caused by one person or in which any single person is implicated; or

              b.     all  LOSS  arising  out  of  any  event,   transaction   or
                     occurrence if not caused by a single person or if no single person is concerned or implicated.

       36.    TAKEOVER means:

              a. the acquisition by another entity or person, or group of entities and/or persons acting in concert, of (i) the ownership or control of voting stock of ABC CORP. resulting in the ownership or control of more than 50% of the voting stock of ABC CORP. or (ii) assets of ABC CORP. resulting in the ownership of more than 50% of the total consolidated assets of ABC CORP, as of the date of ABC CORP'S most recent audited consolidated financial statement prior to such acquisition;

              b. the merger of ABC CORP. into another entity such that ABC CORP. is not the surviving entity;

              c.     the consolidation of ABC CORP. with another entity; or

              d. the appointment of a receiver, conservator, liquidator, trustee, rehabilitator, or similar official to take control of, supervise, manage, or liquidate ABC CORP. or any other taking over of, or taking control of, ABC CORP. by any governmental agency, body or representative, or ABC CORP. becoming a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

       37.    TESTED means:

              a. as respects a FAX or other written communication: a method of authenticating the contents of a telefacsimile by affixing to it a valid test key that has been exchanged between an ABC CORP. INSURED and a customer, an office of that ABC CORP. INSURED or another financial institution; and

              b. as respects voice: a call-back by an ABC Corp. Insured prior to acting on the instruction to a person authorized by written agreement with an ABC Corp. Insureds to authenticate the instruction, other than a call to the person who purportedly initiated the instruction, provided the instruction and call-back are recorded

              c. as respects telephone keypad: (i) the required entry of a personal identification_(PIN) by the initiator prior to the transaction; (ii) a refusal to proceed with the transaction by the system if the correct PIN is not input by the initiator within three attempts; (iii) a written confirmation of the transaction is sent to the customer within five business days, requesting the customer to verify the transaction; and (iv) the logging or other recording of the transaction in retrievable form.

       38. THEFT means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation.

--------------------------------
III.  EXCLUSIONS
--------------------------------

       1.     Exclusions Applicable to All Insuring Agreements

G-138290-NA
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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              The Insuring Agreements do not apply to LOSS:

              a.     resulting   directly  or  indirectly  from  loss  of  trade
                     secrets, confidential processing methods, customer lists, or other confidential or proprietary Information;

              b. resulting from transactions in customers accounts, whether authorized or unauthorized, except for the unlawful withdrawal and conversion of MONEY, securities or precious metals directly from a customers account by an EMPLOYEE provided such withdrawal and conversion is covered under Insuring Agreement 1;

              c. to one or more ABC CORP. INSUREDS which benefits another ABC CORP. INSUREDS;

              d. caused by a customer after discovery by a director, officer or partner of any ABC CORP. INSURED of an actual or potential LOSS covered hereunder caused by that customer;

              e.     resulting directly or indirectly from:

                            (1) riot or civil commotion outside any country in which ABC CORP. INSUREDS have an office which is permanently staffed by an EMPLOYEE, or loss due to war or insurrection, except for loss of Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of ABC CORP. INSUREDS in initiating such transit;

                            (2) the effect of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

                            (3) any event with respect to which notice has been given prior to the effective date of this Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Coverage Part, whether or not the event is covered by that other policy or bond;

                            (4)    any event  which is not  reported in the form
                            and    substance    provided    in    Section    VII
                            ATTACHMENT/NOTICE;

              f. which could have been recovered, but was not recovered, due to the failure of ABC CORP. INSUREDS to pursue reasonable efforts to make recovery from persons responsible for causing it;

              g. which amounts to penalties or fines, or any damages or settlements which do not meet the definition of LOSS.

       2.     Exclusions Applicable to Insuring Agreement 1 Only

              Insuring Agreement 1 does not apply to LOSS resulting directly or indirectly from acts of any EMPLOYEE which are committed at any time after any director or officer of ABC CORP, not in collusion with the EMPLOYEE, learns of any dishonest or fraudulent act committed by the EMPLOYEE, whether in the employment of ABC CORP. or otherwise, and whether or not the type covered under this Insuring Agreement, unless the acts occurred prior to the employment by ABC CORP. INSURED and involved property valued at less than $10,000;

       3.     Exclusions Applicable to Insuring Agreement 2 Only

              Insuring Agreement 2 does not apply to LOSS:

              a.     of PROPERTY lost while in customers' safe deposit boxes;

              b. of PROPERTY surrendered away from an office or premises of ABC CORP INSUREDS as a result of a threat:

                            (1) to do bodily harm to any person, except loss of PROPERTY in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by ABC CORP. INSUREDS of any such threat; or

                            (2) to do damage to the offices, premises or property of ABC CORP. INSUREDS.

G-138290-NA
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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              c.     of PROPERTY lost while in the mail;

              d. of ELECTRONIC DATA PROCESSING MEDIA or ELECTRONIC DATA lost in transit other than by armored motor vehicle; or

              e. of personal property not specifically enumerated in the definition of PROPERTY, for which an ABC CORP. INSURED is legally liable if an ABC CORP INSURED has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date an ABC CORP. INSURED became legally liable for the property; or

              f.     resulting directly or indirectly from:

                            (1) theft or any other dishonest or fraudulent act committed by an EMPLOYEE;

                            (2)    any  forgery,  alteration  or counterfeiting;

                            (3) erroneous credits to a depositor's account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of an ABC CORP. INSURED at the time of the payment or withdrawal;

                            (4) items of deposit which are not finally paid or for which provisional credit is otherwise properly revoked for any reason, including but not limited to forgery or any other fraud;

                            (5)    ELECTRONIC   COMMUNICATIONS   or   telephonic
                            communications; or

                            (6)    any  transaction  which is or purports to be:
                            (i) a loan or other extension of credit to or from ABC CORP. INSUREDS, including the acquisition of false or genuine accounts, invoices, notes or agreements; or (ii) trading, with or without knowledge of ABC CORP. INSUREDS and whether or not involving fictitious accounts;

                            (7)    the use or  purported  use of credit,  debit,
                            charge,  access,   convenience,   or  identification
                            cards.

       4.     Exclusions Applicable to Insuring Agreement 3 Only

              Insuring Agreement 3 does not apply to LOSS resulting directly or indirectly from:

              a. theft or any other dishonest or fraudulent act committed by an EMPLOYEE;

              b.     the   insolvency   of  another   financial  or   depository
                     institution;

              c.     any document which is presented as a copy;

              d. items of deposit which are not finally paid, or for which provisional credit is otherwise properly revoked, for any reason, including, but not limited to forgery or any other fraud; or

              e. a fraudulent entry of data into, or change, modification, or destruction of data elements or programs within a COMPUTER SYSTEM operated or used by an ABC CORP. INSURED

       5.     Exclusions Applicable to Insuring Agreement.4 Only

              Insuring Agreement.4 does not apply to LOSS resulting directly or indirectly from:

              a. theft or any other dishonest or fraudulent act committed by an EMPLOYEE;

              b.     insolvency of another financial institution;

              c. liability assumed by an ABC CORP. INSURED under any contract unless such liability would have attached to such ABC CORP. INSURED in the absence of such agreement;

G-138290-NA
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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              d. a threat to do bodily harm to any person, or to do damage to the premises or property of an ABC CORP. INSURED;

              e. forged, altered, counterfeit or otherwise fraudulent FINANCIAL DOCUMENTS used as source documentation in the preparation of ELECTRONIC DATA or manually keyed in a COMMUNICATION TERMINAL;

              f. FINANCIAL DOCUMENTS except as converted to ELECTRONIC DATA and then only in such converted form;

              g. the accessing of any confidential information, including but not limited to trade secret information, computer programs or customer information;

              h. mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, ELECTRONIC DATA PROCESSING MEDIA failure or breakdown, any malfunction or error in programming, or errors or omissions in processing;

              i.     the input of ELECTRONIC  DATA at an authorized  terminal of an electronic funds transfer system or a customer communication system by a customer or other person who had authorized access to the customer's authentication mechanism; or

              j. fraudulent features contained in ELECTRONIC COMPUTER INSTRUCTIONS developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.

              k. The use or attempted use of credit, debit, charge, accesss, convenience or identification cards.

       6.     Exclusions Applicable to Insuring Agreement 6. Only

              Insuring Agreement 6 does not apply to LOSS resulting directly or indirectly from:

              a. theft of any other dishonest or fraudulent act committed by an EMPLOYEE; or

              b.     the   insolvency   of  another   financial  or   depository
                     institution

              c. the use or purported use of credit, debit, charge, access, convenience or identification cards.

---------------------------------------
IV.    LIMITS OF LIABILITY
---------------------------------------

              The amount set forth in Item 5 of the Declarations as the Limit of Liability for each Insuring Agreement is the maximum amount the Insurer will pay for each SINGLE LOSS under such Insuring Agreement. Where a loss involves more than one Insuring Agreement, the Agreement with the highest limit shall be the only applicable coverage.

              The Insurer is liable to pay only that amount of a covered SINGLE LOSS in excess of the applicable Retention, if any, up to the applicable Limit of Liability. The Retention shall be uninsured. In the event more than one Retention applies to a SINGLE LOSS, the maximum total Retention amount applicable to such SINGLE LOSS shall be the highest of such applicable Retentions.

              The Insurer shall pay LOSS as incurred by the ABC CORP. INSUREDS, without consideration of other future payment obligations.

              If, during an ANNUAL PERIOD, an ABC CORP INSURED requires an increase in limits to comply with SEC Regulation 17g-1 due to an increase in asset size, whether by growth of current funds insured or by the acquisition of other funds, that increase in limits shall take place automatically provided that the total combined limit of liability for all ABC CORP INSUREDS under this policy does not exceed $25,000,000 after taking into consideration the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will cause the combined limits for all ABC

G-138290-NA
Ed. 11/06                                                          Page 11 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              CORP INSUREDS to exceed $25,000,000, then the increase will not occur unless written consent of the Insurer is obtained.

              Within 15 days of the end of each ANNUAL PERIOD, ABC CORP. shall, for each ABC CORP. INSURED, advise the Insurer, in writing, of its current asset size as of the conclusion of that ANNUAL PERIOD and shall pay to the Insurer any additional premium required by it for any newly created investment companies or any increase in limits due to increases in the asset size of ABC CORP. INSUREDS.

---------------------------------
V.     SETTLEMENT/ALLOCATION
---------------------------------

       1.     Insurer's Consent

              The ABC CORP. INSUREDS shall not admit liability, consent to any judgment, agree to any settlement or make any settlement offer without the Insurer's prior written consent, such consent not to be unreasonably withheld. The Insurer shall not be liable for any LOSS incurred by an ABC CORP. INSURED to the extent the LOSS results from an ABC CORP. INSURED admitting liability, consenting to any judgment, agreeing to any settlement or making any settlement offer without the Insurer's prior written consent. The ABC CORP. INSUREDS agree that they shall not knowingly take any action which increases the Insurer's exposure for LOSS under this Policy.

       2.     Defense of Claims

              The ABC CORP. INSUREDS and not the Insurer have the duty to defend claims against ABC CORP. INSUREDS. The Insurer has the right, but not the duty, to associate itself in the defense and settlement of any claim.

       3.     Allocation of LOSS

              If a claim against ABC CORP. INSUREDS covered under the Policy includes both covered and uncovered matters, against ABC CORP. INSUREDS who are extended coverage therefor and others who are not extended coverage therefor, the ABC CORP. INSUREDS agree that there must be an allocation between insured and uninsured loss. The ABC CORP. INSUREDS and the Insurer shall exert their best efforts to agree upon a fair and proper allocation between insured and uninsured loss.

---------------------------------
VI.    ATTACHMENT/NOTICE
---------------------------------

              Subject to the provisions of Section XII, CHANGE OF STATUS OF INSUREDS, this Policy applies to events first discovered during the POLICY PERIOD

              Discovery of an event occurs on the earliest of the dates when any Vice President or above of an ABC CORP. INSURED, not in collusion with a wrongdoer, first becomes aware of facts which would cause a reasonable person to assume that: (1) fraudulent or dishonest conduct has been committed by any person, whether an EMPLOYEE or otherwise, and a loss to an ABC CORP. INSURED is likely to occur as a result; (2) there has been a loss of PROPERTY owned or held by an ABC CORP. INSURED, or for which it is claimed to be legally liable, or (3) conduct of a kind described in any of the Insuring Agreements of this policy has occurred, even though the fact or amount of loss resulting from that conduct may not then be known.

              If during the POLICY PERIOD discovery of an event occurs, then the ABC CORP. INSUREDS must, as soon as practicable and in no event later than 60 days after the end of the POLICY PERIOD, if applicable, provide written notice to the Insurer containing at a minimum:

                     a. the date and circumstances surrounding the first awareness the ABC CORP. INSURED had of the LOSS;

                     b. sufficient detail to provide a reasonable basis for believing that any LOSS may be covered under an Insuring Agreement;

G-138290-NA
Ed. 11/06                                                          Page 12 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

                     c. the amount of actual LOSS known and an estimate of the total amount of LOSS expected to result; and

                     d. a description of all known resources from which set off or subsequent recovery to reduce the LOSS may be had.

              From and after the time notice is given as set forth above, the Insurer and each ABC CORP. INSURED shall cooperate in all matters concerning investigation and adjustment of any LOSS out of which the notice arose. As a condition precedent to recovery under this Policy, and subject to the other terms and conditions of this Policy, ABC CORP. must establish by a preponderence of the evidence that a covered event occurred and that LOSS in excess of the retention resulted directly from that covered event, but it is not required to provide that evidence in any particular form of proof of loss.

              ABC CORP. INSUREDS shall give written notice to the Insurer under this Policy as specified in Item 4 of the Declarations, which shall be effective upon receipt.

              The ABC CORP. INSUREDS shall furnish the Insurer with copies of reports, investigations, pleadings, and all related papers, and such other information, assistance and cooperation as the Insurer may reasonably request.

---------------------------------
VII.   CANCELLATION
---------------------------------

              The Policy may not be terminated or cancelled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission in Washington, D.C. and to each ABC CORP INSURED, not less than ninety (90) days prior to the effective date of cancellation or termination.

---------------------------------------------
VIII.  NOTICES TO THE NAMED COMPANY
---------------------------------------------

              Any notices required under Section VI. CANCELLATION shall be provided to ABC CORP. at its last known address and to its insurance agent or broker. The mailing by certified mail of such notice shall be sufficient.

---------------------------------
IX.    OTHER INSURANCE
---------------------------------

              If any LOSS resulting from any claim is insured under any other policies, this Policy shall apply only to the extent the LOSS exceeds the amount paid under such other insurance whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over this Policy.

----------------------------
X.     APPLICATION
----------------------------

              1. The ABC CORP. INSUREDS represent and acknowledge that the statements contained in the APPLICATION and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and: (i) are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy; and (ii) shall be deemed material to the acceptance of this risk or the hazard assumed by the Insurer under this Policy. This
                     Policy is issued in reliance upon the truth of such representations.

              2. In the event the APPLICATION, including materials submitted or required to be submitted therewith, contains any willful misrepresentation or omission:

                     a.     made with the intent to deceive, or

                     b. which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under the Policy;

G-138290-NA
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

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              this Policy shall be void as to each ABC CORP. INSURED, (WE DON'T COVER THE SUBS, AT LEAST NOT AS CURRENTLY WRITTEN) if an officer or director was aware of the misrepresentation or omission and took no action to correct it.

------------------------------------------------
XI.    COVERAGE FOR NEW INVESTMENT FUNDS
------------------------------------------------

       1. If, after the effective date of this Policy, an ABC CORP. INSURED creates or acquires any new INVESTMENT FUND, then such fund shall be covered under this Policy, subject to its terms and conditions, only if:

                     a.     the fair  value  of all  cash,  securities,  assumed
                     indebtedness and other consideration paid by the ABC CORP INSURED does not exceed 10% of the total consolidated assets of all ABC CORP INSUREDS. as of the date of ABC CORP.'S most recent audited consolidated financial statement prior to such transaction; and

                     b. the total combined limit of liability for all ABC CORP INSUREDS, as required by SEC Regulation 17g-1, including the newly acquired or created fund, does not exceed $50,000,000; or

                     c.     other   than  as   described   in   paragraphs   a-b
                     immediately above, the Insurer, at its sole option upon submission of such information as the Insurer may require, and payment of any additional premium and/or amendment of the provisions of the Policy, agrees to provide coverage for such funds.

       2. There is no coverage under this policy for any event discovered prior to the effective date of such creation, merger or acquisition, either by an ABC CORP. INSURED, or by the created, acquired or merged entity.

-----------------------------------------
XII.   CHANGE OF STATUS OF INSUREDS
-----------------------------------------

       1.     TAKEOVER of ABC CORP.

              In the event of a TAKEOVER of ABC CORP, coverage shall continue until this Policy is otherwise terminated, but only with respect to LOSS sustained before the effective date of the TAKEOVER, unless (i) the Insurer is notified in writing of the TAKEOVER prior to the TAKEOVER effective date and agrees in writing to provide coverage for LOSS sustained, on or after such effective date, and (ii) ABC CORP. accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer. However, if the TAKEOVER arises in circumstances described in
              Section II. DEFINITIONS, subsection 36.d in the definition of TAKEOVER, there is no coverage for any event reported after the date of TAKEOVER.

       2.     Cessation of Individual Insured Status

              If any ABC CORP. INSURED ceases to be subject to management by ABC CORP, there shall be no coverage for LOSS sustained by such ABC CORP. INSURED after the date it ceased to be subject to management by ABC Corp.

       XIII.  LOSS VALUATION

       1.     LOSS Valuation

              In order to determine the obligation of the Insurer to make in kind replacement and to determine whether the subject loss exceeds the Retention or the Scheduled Limit of Liability, PROPERTY which has a market value shall be valued as of the date of discovery of the insured event by an ABC CORP INSURED. At the date of settlement, the Insurer will replace or pay according to the following provisions.

       2.     Money

G-138290-NA
Ed. 11/06                                                          Page 14 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              Any loss of MONEY or loss payable in MONEY, which at the time of discovery of the insured event by an ABC CORP INSURED exceeds the Retention but is within the applicable Scheduled Limit of Liability, shall be paid in United States dollars unless the loss was sustained in another country. In that case, at the option of ABC CORP. the loss will be paid in the MONEY of the country in which the loss was sustained or in the United States dollar equivalent thereof. If the United States dollar equivalent on the date of settlement exceeds the applicable Scheduled Limit of Liability, the Insurer shall nevertheless pay the United States dollar equivalent up to the amount which replaces the loss as measured in money of the country in which the loss was sustained as valued on the date of discovery by an ABC CORP. INSURED of the event.

       3.     Other FINANCIAL DOCUMENTS

              In the event of a loss of FINANCIAL DOCUMENTS other than MONEY, the value which at the date of discovery exceeds the Retention but is within the applicable Scheduled Limit of Liability, the Insurer at its option, shall settle its liability under this Policy in kind or shall pay to ABC CORP. INSUREDS the fair market value of the FINANCIAL DOCUMENTS valued at the date of settlement. If the Insurer replaces FINANCIAL DOCUMENTS or pays the fair market value thereof, it shall replace or pay for all such FINANCIAL DOCUMENTS up to the amount which, as of the date of discovery of the insured event by an ABC CORP INSURED, had a market value within the applicable Scheduled Limit of Liability even though the market value at the date of settlement exceeds the applicable Scheduled Limit of Liability.

              In case of loss of subscription, conversion or redemption privileges through the loss of FINANCIAL DOCUMENTS, the amount of LOSS shall be the value of such privileges immediately preceding the expiration thereof.

              If FINANCIAL DOCUMENTS have no quoted market value, or if privileges have no quoted market value, their value shall be determined by agreement or arbitration.

       4.     Books of Account and Other Records

              In case of loss of, or damage to, any books of account or other records, the Insurer shall be liable only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages, or other materials plus the cost of labor for the actual transcription or copying of data furnished by an ABC CORP. INSURED in order to reproduce such books and other records.

              In case of loss of ELECTRONIC DATA, Insurer shall pay only if such data is actually reproduced by other ELECTRONIC DATA of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by an ABC CORP INSURED in order to reproduce such ELECTRONIC DATA.

              If ELECTRONIC DATA cannot be reproduced and represents securities, or financial instruments having a value, then the loss will be valued as indicated in the Other FINANCIAL DOCUMENTS paragraphs of this Section.

              In case of loss of, or damage to, ELECTRONIC DATA PROCESSING MEDIA, Insurer shall pay only if such items are actually reproduced by other ELECTRONIC DATA PROCESSING MEDIA of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such ELECTRONIC DATA PROCESSING MEDIA. In the event that such data must be reconstructed by an ABC CORP. INSURED for the purpose of reproduction, the actual reasonable cost of reconstruction of data (which shall not be deemed to include applications, programs or other software owned by ABC CORP. INSUREDS) shall also be included.

       5.     Other PROPERTY

              In case of loss or damage to PROPERTY not identified above, the Insurer shall, at its option, pay the actual value of PROPERTY, as determined on the date of discovery, or replace or repair such PROPERTY. In either event the Aggregate Limit Liability shall be reduced by the actual payment made by the Insurer. Any

G-138290-NA
Ed. 11/06                                                          Page 15 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

              disagreement between the Insurer and ABC CORP. as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

       6.     Set Off

              LOSS shall be reduced by:

              a. any amount owed by any ABC CORP. INSURED to any person who is legally liable for the LOSS to the extent any ABC CORP. INSURED has a right of set off to that amount; and

              b. all money and property received by any ABC CORP. INSURED from any source in connection with any matter from which a LOSS has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid.

-----------------------------------------
XIV.   SUBROGATION  AND RECOVERY
-----------------------------------------

       1. To the extent it pays any LOSS, the Insurer shall be subrogated to all the ABC CORP. INSUREDS' rights of recovery therefor. The ABC CORP. INSUREDS shall execute all papers necessary to secure such rights, including executing any documents necessary to enable the Insurer effectively to bring suit in their name, and shall take no action which impairs the Insurer's rights of subrogation or recovery.

       2. If a SINGLE LOSS is in part insured and in part uninsured under this Policy or is in an amount in excess of the applicable Limit of Liability, the ABC CORP. INSUREDS and the Insurer shall attempt to agree upon an equitable allocation of any recoveries made, whether before or after payment of the LOSS by the Insurer, from any person or source responsible for causing the LOSS. Reasonable expenses incurred in making a recovery shall always have priority of payment from all such recoveries. If, after exerting their best efforts, the ABC CORP. INSUREDS and the Insurer are unable to agree upon such an allocation after taking into account due consideration for the respective parties' willingness to pay the expenses of making any recovery, the Insurer, if requested by the ABC CORP. INSUREDS, shall submit the dispute to binding arbitration. The rules of the American Arbitration Association shall apply except with respect to the selection of the arbitration panel, which shall consist of one arbitrator selected by the ABC CORP. INSUREDS, one arbitrator selected by the Insurer, and a third independent arbitrator selected by the first two arbitrators.

       3. In no event shall the ABC CORP. INSUREDS be entitled to recoup from recoveries any amount to satisfy any Retention until after all amounts which the Insurer is required to pay or pays under any applicable Coverage Part are reimbursed to the Insurer.

       3. Any allocation of recoveries for purposes of this Section XVI shall not change any provisions dealing with calculation of LOSS.

----------------------------
XV.    CHANGES
----------------------------

       Notice to or knowledge possessed by any agent or other person acting on behalf of the Insurer shall not effect a waiver or a change in any part of this Policy or stop the Insurer from asserting any right under the provisions of this Policy, nor shall the provisions be waived or changed except by written endorsement issued to form a part of this Policy.

-----------------------------------------
XVI.   COMPANY AUTHORIZATION
-----------------------------------------

       1. The ABC CORP. INSUREDS agree that ABC CORP. will act on behalf of the ABC CORP. INSUREDS with respect to giving of all notice to the Insurer (except notices provided in Section VII.1 or 2), the receipt of notices from the Insurer, the payment of the premiums, the receipt of any return premiums that may become due under this Policy, and the agreement to and acceptance of endorsements.

       2. Payment of LOSS to ABC CORP. shall discharge the Insurer from all further obligations with respect to such LOSS, regardless of which ABC CORP. INSURED sustained the LOSS.

----------------------------------------------
XVII.  NO ACTION AGAINST INSURER
----------------------------------------------

G-138290-NA
Ed. 11/06                                                          Page 16 of 17

[CNA LOGO OMITTED]                                   SEI INVESTMENT COMPANY BOND

       1. No action shall be taken against the Insurer unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy

       2. No person or organization shall have any right under this Policy to join the Insurer as a party to any claim against the ABC CORP. INSUREDS to determine the ABC CORP. INSUREDS' liability, nor shall the Insurer be impleaded by the ABC CORP. INSUREDS or their legal representatives in any such claim.

       3. Legal proceedings for the recovery of any LOSS shall not be brought prior to the expiration of sixty (60) days after written notice of the event was received by the Insurer or more than twelve (12) months after the Insurer has advised ABC CORP. in writing that there is no coverage for the event.

---------------------------------------
XVIII. ASSIGNMENT OF INTEREST
---------------------------------------

       Assignment of interest under this Policy shall not bind the Insurer unless its consent is endorsed to this Policy.

----------------------------
XIX    TERRITORY
----------------------------

       Coverage shall apply worldwide.

----------------------------
XX     ENTIRE AGREEMENT
----------------------------

       The ABC CORP. INSUREDS agree that this Policy, including the APPLICATION and any materials submitted or required to be submitted therewith, and any written endorsement attached, constitute the entire contract existing between them and the Insurer or any of its agents relating to this insurance. No amendment shall be effective earlier than 60 days prior to the date on which the Insurer provides written notice of the amendment to ABC CORP. and the Securities and Exchange Commission in Washington, D.C.




IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its Chairman and Secretary at Chicago, Illinois, but the same shall not be binding upon the Insurer unless countersigned by a duly authorized representative of the Insurer.

            /s/ Johnathan Winter     /s/ Steve Lilienthal
                Secretary                Chairman of the Board

G-138290-NA
Ed. 11/06                                                          Page 17 of 17

[CNA LOGO OMITTED]


                         OMNIBUS JOINT LOSS PAYEE RIDER


In consideration of the premium paid, it is agreed that the Commercial Crime Coverage Part D is amended as follows:

At the written request of SEI INVESTMENTS MANAGEMENT CORPORATION INSUREDS, any payment in satisfaction of such loss covered by this policy involving ASSETS, in which

1. LOSS, if any, under Coverage Part D shall be adjusted with SEI INVESTMENTS MANAGEMENT CORPORATION INSUREDS and shall be paid to SEI
         INVESTMENTS MANAGEMENT CORPORATION INSUREDS and any entity with whom SEI INVESTMENTS MANAGEMENT CORPORATION INSUREDS have contracted to do business pursuant to a written agreement, (hereinafter referred to as "Loss Payee") in whatever form or capacity their interest may appear.

2. It is understood that any payment made jointly under this Coverage Part D to SEI INVESTMENTS MANAGEMENT CORPORATION INSUREDS and any Loss Payee shall be construed to be payment to SEI INVESTMENTS MANAGEMENT CORPORATION INSUREDS and shall satisfy the Underwriter's liability to SEI INVESTMENTS MANAGEMENT CORPORATION INSUREDS under the Policy.

3. This endorsement does not confer any rights, benefits or privileges upon the Loss Payee other than that of a joint payee on any loss payment under this Coverage Part D.

4. The limit of the Underwriter's liability shall not be modified by the inclusion of such Loss Payee on any loss payment under this Coverage Part D.

All terms and conditions of the Policy remain unchanged.


--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
--------------------------------------------------------------------------------


By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
GSL5260 (12-04)                                            Policy No:  169906855
Page 1                                                Endorsement No:  1
Continental Casualty Company                          Effective Date:
Insured Named: SEI Investments Management Corporation
                          (C) CNA All Rights Reserved.

[CNA LOGO OMITTED]

                                   TOLL FRAUD

The Underwriter shall be liable for the amount of Long Distance Charges incurred by the Insured as the direct result of Toll Fraud.

The Single Loss Limit of Liability for the Toll Fraud Insuring Agreement is limited to the amount shown on the Declarations, or amendment thereto. The Underwriter shall be liable hereunder for the amount by which the Single Loss exceeds the Deductible Amount in Item 3 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.

Coverage under this Insuring Agreement does not apply to:

1. loss caused or contributed to by any fraudulent dishonest or criminal act committed by an Employee, director or trustee of the Insured or any other individual authorized by the Insured to use Telephone Systems, whether acting along or in collusion with others;

2. loss sustained as a result of an extortion payment surrendered to any person as a result of a threat to do damage to the premises or a Telephone System owned by the Insured or for which the Insured is legally liable;

3.    loss caused by the fraudulent, unlawful or unauthorized use of a Calling
      Card;

As used in this Insuring Agreement, Single Loss means any loss or losses resulting from one casualty or event, or related series of acts, regardless or the number of persons involved.

Special conditions applicable to claims under this Insuring Agreement notwithstanding Conditions and Limitations Section 7. Assignment-Subrogation-Recovery-Cooperation: Upon discovery by the Insured of loss or of an occurrence which may become a loss under this Insuring Agreement, written notice shall be given to the Underwriter at the earliest practicable moment, and in no event later than 60 days after the billing cut-off date shown in the first telephone service charge bill from the telephone carrier in which Toll Fraud is documented.

Upon discovery of Toll Fraud, the Insured shall take all reasonable steps to curtail the unauthorized use of the Telephone Systems (s) and otherwise mitigate the loss by notifying the installer (s) of the Telephone System (s) and the affected telephone carriers.

In addition to the definitions in the attached Bond, the following definitions are applicable to this Insuring Agreement.

Calling Card means a calling card access number of telephone credit card access number issued by a telecommunications company or telephone carrier which gives the calling card customer access to and use of telecommunications services.

Toll Fraud means the fraudulent infiltration and manipulation of the Insured's Telephone System from a remote location to gain access to outbound long distance telephone service.

Long Distance Charges means toll and line charges from which Insured is responsible and which are directly caused by Toll Fraud.

Telephone System (s) means PBX, cbx, Merlin, remote access (including disa), and all related peripheral equipment or similar systems owned or leased by the Insured for the purpose of voice based communication.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL4167NA (11-04)                                          Policy No:  169906855
Page 1                                                Endorsement No:  2
                                                      Effective Date:

--------------------------------------------------------------------------------

                                 COSURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.



This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

------------------------------------------   ----------------------------------------------------------------------------
            Must Be Completed                      Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
---------------------- -------------------   ----------------------------------------------------------------------------
Rider/Endorsement No.       Policy No.         Issued to:                                        Effective date of
                                                                                                 this rider/endorsement
          3                169906855
---------------------- -------------------   ----------------------------------------------------------------------------

[CNA LOGO OMITTED]

                       Countersigned by ________________________________________
                                               Authorized Representative

                                                                     PAGE 1 OF 3
SR-5261b
(ED. 10/87)

--------------------------------------------------------------------------------

8. In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $12,000,000         Controlling Company
except as follows:                              Continental Casualty Company

                                                By:________________________

Underwritten for the sum of $10,400,000         St. Paul Fire & Marine Insurance
except as follows:                              Company

                                                By:________________________

Underwritten for the sum of $8,800,000          Axis Reinsurance Company
except as follows:
                                                By:________________________




This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

------------------------------------------   ----------------------------------------------------------------------------
            Must Be Completed                      Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
---------------------- -------------------   ----------------------------------------------------------------------------
Rider/Endorsement No.       Policy No.         Issued to:                                        Effective date of
                                                                                                 this rider/endorsement
          3                169906855
---------------------- -------------------   ----------------------------------------------------------------------------

[CNA LOGO OMITTED]

                       Countersigned by ________________________________________
                                               Authorized Representative

                                                                     PAGE 2 OF 3
SR-5261b
(ED. 10/87)

--------------------------------------------------------------------------------

Underwritten for the sum of $8,800,000          Federal Insurance Company
except as follows:

                                                By:________________________




Accepted:


By:


     COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BONDS.
REVISED TO OCTOBER, 1987.




This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

------------------------------------------   ----------------------------------------------------------------------------
            Must Be Completed                      Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
---------------------- -------------------   ----------------------------------------------------------------------------
Rider/Endorsement No.       Policy No.         Issued to:                                        Effective date of
                                                                                                 this rider/endorsement
          3                169906855
---------------------- -------------------   ----------------------------------------------------------------------------

[CNA LOGO OMITTED]

                       Countersigned by ________________________________________
                                               Authorized Representative

                                                                     PAGE 3 OF 3
SR-5261b
(ED. 10/87)

[CNA LOGO OMITTED]

                                  NAMED INSURED

It is agreed that:

1. At the request of the Insured, The Underwriter adds to the list of Insured under the attached bond the following:

      SEI Investments Company, SEI Trust Company, SEI Investment Management Company (except when covered under Bond #169906855) SEI Investments Distribution Company (except when covered under bond #169906855); SEI Private Trust Company, and subsidiaries of SEI; and any other common or collective, limited partnership, foreign fund or any comparable investment vehicle and any interest hereafter owned, controlled or operated by any one or more of those names as Insured; and,

      Any pension or welfare benefit plan sponsored by SEI Investments Company or any subsidiary which is subject to regulation under the Employee Retirement Income Security Act of 1974, and

      CCF-SEI Investments, Inc. but only as long as SEI Investments Company owns 50% or more of SEI Verboten Services B.V. and exercises management control of SEI Verboten Services B.V.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
GSL4171NA (11-04)                                          Policy No:  169906855
Page 1                                                Endorsement No:  4
                                                      Effective Date:

--------------------------------------------------------------------------------

                               PENNSYLVANIA NOTICE
                               -------------------

      An insurance company, its agents, employees, or service contractors acting on its behalf, may provide services to reduce the likelihood of injury, death or loss. These services may include any of the following or related services incident to the application for, issuance, renewal or continuation of, a policy of insurance:

      1.    surveys;

      2.    consultation or advice; or

      3.    inspections.

      The "Insurance Consultation Services Exemption Act" of Pennsylvania provides that the insurance company, its agents, employees or service contractors acting on its behalf, is not liable for damages from injury, death or loss occurring as a result of any act or omission by any person in the furnishing of or the failure to furnish these services.

      The Act does not apply:

      1. if the injury, death or loss occurred during the actual performance of the services and was caused by the negligence of the insurance company, its agents, employees or service contractors;

      2. to consultation services required to be performed under a written service contract not related to a policy of insurance; or

      3. if any acts or omissions of the insurance company, its agents, employees or service contractors are judicially determined to constitute a crime, actual malice, or gross negligence.




FOR USE WITH BONDS ISSUED IN PENNSYLVANIA.
ADOPTED JANUARY, 1981




This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

------------------------------------------   ----------------------------------------------------------------------------
            Must Be Completed                      Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
---------------------- -------------------   ----------------------------------------------------------------------------
Rider/Endorsement No.       Policy No.         Issued to:                                        Effective date of
                                                                                                 this rider/endorsement
          5                169906855
---------------------- -------------------   ----------------------------------------------------------------------------

[CNA LOGO OMITTED]
                                Countersigned by _______________________________
                                                     Authorized Representative

SR 6117
(ED. 1/81)                                                           PAGE 1 OF 1

--------------------------------------------------------------------------------

                                CANCELATION RIDER
                                -----------------

      It is agreed that:

      1. The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.




            CANCELATION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD  FORM NO.  14,  WHEN  ISSUED TO
THOSE   MEMBER  FIRMS  OF  THE  NATIONAL
ASSOCIATION  OF  SECURITIES  DEALERS WHO
HAVE  EMPLOYEES AND ARE REQUIRED TO JOIN
THE   SECURITIES   INVESTOR   PROTECTION
CORPORATION, AND WHO ARE SUBJECT TO RULE
15C3-1 UNDER THE SECURITIES EXCHANGE ACT
OF  1934,   TO  PROVIDE  FOR  NOTICE  OF
CANCELATION OR SUBSTANTIAL  MODIFICATION
TO SUCH ASSOCIATION.

REVISED TO JUNE, 1990.




This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

------------------------------------------   ----------------------------------------------------------------------------
            Must Be Completed                      Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
---------------------- -------------------   ----------------------------------------------------------------------------
Rider/Endorsement No.       Policy No.         Issued to:                                        Effective date of
                                                                                                 this rider/endorsement
          6                169906855
---------------------- -------------------   ----------------------------------------------------------------------------

[CNA LOGO OMITTED]

                       Countersigned by_________________________________________
                                               Authorized Representative

                                                                     PAGE 1 OF 1
SR 5969a
(ED. 6/90)

                              NON-CUMULATIVE RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 169906855 This rider shall become effective as of 12:01 a.m. standard time as specified on the bond.


In consideration of the premium paid, it is agreed that the following is added to the end of LIMIT OF LIABILITY:

      In the event of loss to which both Bond No. 169906855 issued by the Underwriter to SEI Investment Management Corporation and bond no. 169794798 issued by the Underwriter to SEI Investment Company apply, the liability of the Underwriter for such loss shall not exceed, in the aggregate, the highest available Single Loss Limit of Liability applicable to such loss under either bond, and The Single Loss Deductible applied to such loss shall be the highest under any applicable Insuring Agreement.

Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.




This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

------------------------------------------   ----------------------------------------------------------------------------
            Must Be Completed                      Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
---------------------- -------------------   ----------------------------------------------------------------------------
Rider/Endorsement No.       Policy No.         Issued to:                                        Effective date of
                                                                                                 this rider/endorsement
          7                169906855
---------------------- -------------------   ----------------------------------------------------------------------------

[CNA LOGO OMITTED]

                                Countersigned by _______________________________
                                                    Authorized Representative

FIG-4125-A
(ED. 06/99)                                                          PAGE 1 OF 1

[CNA LOGO OMITTED]

                            AMEND EMPLOYEE DEFINITION

      It is agreed that:

      The definition of "Employee" is amended to include those employees of Morgan Grenfell Limited while on premises controlled by Morgan Grenfell Limited, but only while performing services for Fund Resources International Limited, as further described in the Administration and Related Service Agreement dated March 22, 1996 between SEI Investments Company (or its successors) and Fund Resources International Limited and Morgan Grenfell Limited.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as stated above.




--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
GSL4168NA (11-04)                                          Policy No:  169906855
Page 1                                                Endorsement No:  8
                                                      Effective Date:

[CNA LOGO OMITTED]

                          UNAUTHORIZED SIGNATURE RIDER

In consideration of the premium paid for this Bond, it is agreed as follows:

1.    The following is added to the INSURING AGREEMENT section:

      UNAUTHORIZED SIGNATURE

      1. Loss resulting by reason of the Insured having accepted, paid or cashed any check or withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

      2. It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.    The following is added to Section 4. LIMIT OF LIABILITY:

            The Limit of Liability for the coverage provided by this rider shall be $500,000, subject to a single loss deductible of $25,000, provided however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 4. of the Declarations of the attached bond.

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
GSL5304XX (12-04)                                          Policy No:  169906855
Page 1                                                Endorsement No:  9
Continental Casualty Company                          Effective Date:

[CNA LOGO OMITTED]

                    TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for an NAMED ENTITY INSURED transaction or that part of LOSS that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.



All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
PRO9482 (7-07)                                             Policy No:  169906855
Page 1                                                Endorsement No:  10
Continental Casualty Company                          Effective Date:
Insured Name: SEI Investments Management Corporation
                          (C) CNA All Rights Reserved.

[CNA LOGO OMITTED]

               SECURITIES AND EXCHANGE REGULATORY COMPLIANCE RIDER

In consideration of the premium paid for this Bond, It is agreed that:

      Pursuant to Rule 17g-1(c) under the Company Act, the parties agree as follows:

      The Insurer will provide all registered management investment companies under this bond with:

      1. a copy of the bond and any amendment promptly after the execution of the bond,

      2. a copy of each formal filing of a claim under the bond by any other named insured promptly after receipt of the claim, and

      3. notification of the terms of settlement of each such claim prior to the execution of the settlement.

All other terms and conditions of the Bond remain unchanged.


--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
GSL5219 (11-04)                                            Policy No:  169906855
Page 1                                                Endorsement No:  11
Continental Casualty Company                          Effective Date:
Insured Named: SEI Investments Management Corporation
                          (C) CNA All Rights Reserved.

                     AGREEMENT AMONG JOINTLY INSURED PARTIES
                               JOINT FIDELITY BOND
                               -------------------


      This Agreement Among Jointly Insured Parties (the "Agreement") is made as of August 19, 2007 by and among SEI Liquid Asset Trust, SEI Tax Exempt Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Managed Trust, SEI Index Funds, SEI Asset Allocation Trust, SEI Institutional Investments Trust, SEI Alpha Strategy Portfolios, LP, The Advisors' Inner Circle Fund, The Advisors' Inner Circle Fund II (f/k/a The Arbor Fund), Bishop Street Funds, HighMark Funds, Oak Associates Funds, CNI Charter Funds, Causeway Capital Management Trust, SEI Opportunity Master Fund, L.P., SEI Opportunity Fund, L.P., SEI Structured Credit Fund, L.P., The Arbitrage Fund (each a "Fund", and collectively, the "Funds"), SEI Investments Management Corp., SEI Investments Distribution Co. and SEI Investments Global Funds Services (each as an "SEI Service Entity" and collectively, the "SEI Service Entities") (the Funds and the SEI Service Entities are collectively referred to as the "Insureds").

      WHEREAS, the Insureds desire to be named as joint insureds under a Joint Insured Fidelity Bond with a term from August 19, 2007 to August 19, 2008 (the "Bond"); and

      WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among the Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Act"), and (ii) the basis on which additional investment companies may be added as named Insureds under the Bond and as parties to this Agreement;

      NOW, THEREFORE, it is hereby agreed as follows:

      1. In the event recovery is received under the Bond as the result of a loss sustained by a Fund and one or more other Insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the Act.

      2. In the event that an insurer asserts that the liability to an SEI Service Entity in the event of a loss under the Bond has the effect of reducing the maximum limit of its liability under the Bond, each SEI Service Entity agrees to reduce its claim against such insurer under the Bond to the extent required so that any Fund claimant shall receive an amount at least equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the Act.

      3. The Insureds may amend this Agreement to add another investment company as a party to the Agreement provided that (a) such investment company satisfies the requirements of Rule 17g-1(b) and (j) under the Act for inclusion in the Bond; (b) the premium paid by each Fund following the addition of another investment company as a party to the Agreement would be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; (c) such investment company has retained an SEI Service Entity to provide services to the investment company; and (d) such investment company executes a written Addendum to this Agreement in the form set forth in Exhibit A of this Agreement and delivers a copy of such executed Addendum to each Insured.

      4. The obligations of the Funds under this Agreement are not binding upon any of the Trustees or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

      This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

      IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

SEI LIQUID ASSET TRUST                                By /s/ Timothy D. Barto
                                                         --------------------

SEI TAX EXEMPT TRUST                                  By /s/ Timothy D. Barto
                                                         --------------------

SEI DAILY INCOME TRUST                                By /s/ Timothy D. Barto
                                                         --------------------

SEI INSTITUTIONAL INTERNATIONAL TRUST                 By /s/ Timothy D. Barto
                                                         --------------------

SEI INSTITUTIONAL MANAGED TRUST                       By /s/ Timothy D. Barto
                                                         --------------------

SEI INDEX FUNDS                                       By /s/ Timothy D. Barto
                                                         --------------------

SEI ASSET ALLOCATION TRUST                            By /s/ Timothy D. Barto
                                                         --------------------

SEI INSTITUTIONAL INVESTMENTS TRUST                   By /s/ Timothy D. Barto
                                                         --------------------

SEI ALPHA STRATEGY PORTFOLIOS, LP                     By /s/ Timothy D. Barto
                                                         --------------------

THE ADVISORS' INNER CIRCLE FUND                       By /s/ Timothy D. Barto
                                                         --------------------

THE ADVISORS' INNER CIRCLE FUND II
(f/k/a THE ARBOR FUND)                                By /s/ Timothy D. Barto
                                                         --------------------

BISHOP STREET FUNDS                                   By /s/ Timothy D. Barto
                                                         --------------------

HIGHMARK FUNDS                                        By /s/ Timothy D. Barto
                                                         --------------------

OAK ASSOCIATES FUNDS                                  By /s/ Timothy D. Barto
                                                         --------------------

CNI CHARTER FUNDS                                     By /s/ Timothy D. Barto
                                                         --------------------

CAUSEWAY CAPITAL MANAGEMENT TRUST                     By /s/ Timothy D. Barto
                                                         --------------------

SEI OPPORTUNITY MASTER FUND, L.P.                     By /s/ Timothy D. Barto
                                                         --------------------

SEI OPPORTUNITY FUND, L.P.                            By /s/ Timothy D. Barto
                                                         --------------------

SEI STRUCTURED CREDIT FUND, L.P.                      By /s/ Timothy D. Barto
                                                         --------------------

THE ARBITRAGE FUND                                    By /s/ Michael Thomas Pang
                                                         -----------------------

SEI INVESTMENTS MANAGEMENT CORP.                      By /s/ Timothy D. Barto
                                                         --------------------

SEI INVESTMENTS DISTRIBUTION CO.                      By /s/ Lori S White
                                                         ----------------

SEI INVESTMENTS GLOBAL FUNDS SERVICES                 By /s/ Timothy D. Barto
                                                         --------------------

                                    EXHIBIT A

                                FORM OF ADDENDUM

           ADDENDUM NO. __ TO AGREEMENT AMONG JOINTLY INSURED PARTIES

      This Addendum No. __ dated __________, 200_ to the Agreement Among Jointly Insured Parties (the "Agreement") dated _________, 2007 by and among SEI Liquid Asset Trust, SEI Tax Exempt Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Managed Trust, SEI Index Funds, SEI Asset Allocation Trust, SEI Institutional Investments Trust, The Advisors' Inner Circle Fund, The Advisors' Inner Circle Fund II (f/k/a The Arbor Fund), Bishop Street Funds, HighMark Funds, Oak Associates Funds, CNI Charter Funds, Causeway Capital Management Trust, SEI Opportunity Master Fund, L.P., SEI Opportunity Fund, L.P., SEI Structured Credit Fund, L.P., The Arbitrage Fund, (each a "Fund", and collectively, the "Funds"), SEI Investments Management Corp., SEI Investments Distribution Co. and SEI Investments Global Funds Services (each as an "SEI Service Entity" and collectively, the "SEI Service Entities") (the Funds and the SEI Service Entities are collectively referred to as the "Insureds").

      WHEREAS, [Name of New Investment Company] ("New Insured") wishes to join as an additional Insured under the Agreement;

      WHEREAS, the Agreement permits the addition of New Insured during the current term provided certain conditions are satisfied, including the execution of an Addendum in the form attached thereto; and

      WHEREAS, the premium paid by each Fund following the addition of New Insured will be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond;

      NOW, THEREFORE, it is hereby agreed as follows:

      1. Unless otherwise specified, capitalized terms used in this Addendum are defined as set forth in the Agreement.

      2. New Insured represents that (a) it satisfies the requirements of Rule 17g-1(b) and (j) under the Act for inclusion in the Bond; and
            (b) such investment company has retained an SEI Service Entity to provide services to it.

      3.    New Insured agrees to be bound by all the terms of the Agreement.

      4. New Insured shall deliver a copy of this executed Addendum to each Insured.

      IN WITNESS WHEREOF, New Insured has caused this Addendum to be executed by its officer hereunto duly authorized as of the day and year first above written.

[NAME OF NEW INSURED]                                 By
                                                         -----------------------

                             FIDELITY BOND COVERAGE

Underwriter:                                        Continental Casualty Company
--------------------------------------------------------------------------------
Period for which premiums have been paid: From 12:01 a.m. on 8/19/2007 to 12:01 a.m. on 8/19/2008.

Policy Number: 169906855
------------------------

Company                                   Coverage         Premium

Advisors' Inner Circle Fund               $ 40,000,000     $ 22,552.30

CNI Charter Funds                         $ 40,000,000     $  9,003.25

The Advisors' Inner Circle Fund II        $ 40,000,000     $  3,135.03

Bishop Street Funds                       $ 40,000,000     $  1,567.15

Causeway Capital
Management Trust                          $ 40,000,000     $  9,142.93

HighMark Funds                            $ 40,000,000     $ 12,978.18

Oak Associates                            $ 40,000,000     $  1,141.36

SEI Asset Allocation Trust                $ 40,000,000     $  6,090.00

SEI Daily Income Trust                    $ 40,000,000     $ 17,614.64

SEI Index Funds                           $ 40,000,000     $  2,946.14

SEI Institutional
International Trust                       $ 40,000,000     $  7,526.77

SEI Institutional
Investments Trust                         $ 40,000,000     $ 36,946.09

SEI Institutional Managed
Trust                                     $ 40,000,000     $ 28,596.30

SEI Investments
Distribution Co.                          $ 40,000,000     $ 21,475.00

SEI Investments Global
Funds Services                            $ 40,000,000     $ 21,475.00

SEI Investments
Management Corp.                          $ 40,000,000     $         0

SEI Liquid Asset Trust                    $ 40,000,000     $  1,452.44

SEI Tax Exempt Trust                      $ 40,000,000     $  6,578.56

The Arbitrage Fund                        $ 40,000,000     $    343.64

SEI Opportunity Master
Fund L.P.                                 $ 40,000,000     $  1,586.13

SEI Opportunity Fund, L.P.                $ 40,000,000     $     68.87

SEI Structured Credit LP                  $ 40,000,000     $     28.34

SEI Alpha Strategy
Portfolios LP                             $ 40,000,000     $  2,500.90

      AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH SUCH COMPANY HAD NOT BEEN NAMED AS AN INSURED UNDER THE PRESENT JOINT INSURED BOND:

COMPANY                               AVERAGE NET ASSETS  MINIMUM AMOUNT OF BOND
Advisors' Inner Circle Fund            13,527,100,361       2,500,000

CNI Charter Funds                       5,400,000,000       2,500,000

The Advisors' Inner Circle
Fund II                                 1,880,338,443       1,500,000

Bishop Street Funds                       939,949,182       1,000,000

Causeway Capital
Management Trust                        5,483,783,625       2,500,000

HighMark Funds                          7,784,102,210       2,500,000

Oak Associates                            684,568,520         900,000

SEI Asset Allocation Trust              3,652,684,382       2,300,000

SEI Daily Income Trust                 10,564,975,837       2,500,000

SEI Index Funds                         1,767,047,101       1,500,000

SEI Institutional
International Trust                     4,514,436,474       2,500,000

SEI Institutional
Investments Trust                      22,159,667,166       2,500,000

SEI Institutional Managed
Trust                                  17,151,597,565       2,500,000

SEI Investments
Distribution Co.                                    0               0

SEI Investments Global
Funds Services                                      0               0

SEI Investments
Management Corp.                                    0               0

SEI Liquid Asset Trust                    871,130,899       1,000,000

SEI Tax Exempt Trust                    3,945,714,288       2,300,000

The Arbitrage Fund                        206,107,136         600,000

SEI Opportunity Master
Fund, L.P.                                951,337,387       1,000,000

SEI Opportunity Fund, L.P.                 41,306,586         350,000

SEI Structured Credit LP                   17,000,000         225,000

SEI Alpha Strategy
Portfolios LP                           1,500,000,000       1,500,000

                         THE ADVISORS' INNER CIRCLE FUND
                       THE ADVISORS' INNER CIRCLE FUND II
                               BISHOP STREET FUNDS

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED: That the Trustees find that the  participation  in the Joint  Fidelity
          Bond is in the best interests of the Advisors' Inner Circle Fund, the Advisors' Inner Circle Fund II, and the Bishop Street Funds (collectively, the "Trusts"), that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trusts, a Joint Fidelity Bond on behalf of the Trusts in the amount of $40 million.

RESOLVED: That the Trustees find that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each Trust pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Trusts would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Trusts participating in the Joint Fidelity Bond.

RESOLVED: That the proper officers of the Trusts hereby are authorized to execute and deliver an Agreement, in substantially the form presented at the meeting, on behalf of the Trusts regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the 1940 Act

RESOLVED: That the Secretary of the Trusts is hereby directed to:

          (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the Trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trusts,
          (iii) a statement showing the amount the Trusts would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Trusts and all other named insured entered into pursuant to Rule 17g-l(f) under the 1940 Act, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

          (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trusts, a statement of the nature and amount thereof;

          (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trusts; and

          (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Trusts at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company

                              THE ARBITRAGE FUNDS

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED:  That the Trustees find that the  participation  in the Joint Fidelity
           Bond is the best interests of the Arbitrage Funds, (the "Funds"), that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of $40 million.

RESOLVED:  That the  Trustees  find  that  the  premium  is fair and  reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the funds participating in the Joint Fidelity Bond.

RESOLVED:  That the  proper  officers  of the Funds  hereby  are  authorized  to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the Investment Company Act of 1940.

RESOLVED:  That the officers of the Funds are hereby directed to:

           (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the Trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds,
           (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

           (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

           (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

           (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                           SEI ASSET ALLOCATION TRUST
                             SEI DAILY INCOME TRUST
                         SEI INSTITUTIONAL MANAGED TRUST
                       SEI INSTITUTIONAL INVESTMENTS TRUST
                             SEI LIQUID ASSET TRUST
                                 SEI INDEX FUNDS
                      SEI INSTITUTIONAL INTERNATIONAL TRUST
                              SEI TAX EXEMPT TRUST
                        SEI ALPHA STRATEGY PORTFOLIOS, LP

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED:  That the Trustees find that the  participation  in the Joint Fidelity
           Bond is the best interests of the SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional Managed Trust, SEI Institutional Investments Trust, SEI Liquid Asset Trust, SEI Index Funds, SEI Institutional International Trust, SEI Tax Exempt Trust and SEI Alpha Strategy Portfolios, LP (together the "Funds"), that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of $40 million;

RESOLVED:  That the  Trustees  find  that  the  premium  is fair and  reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the funds participating in the Joint Fidelity Bond;

RESOLVED:  That the  proper  officers  of the Funds  hereby  are  authorized  to execute and deliver an Agreement (attached hereto as Exhibit I) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the Investment Company Act of 1940;

RESOLVED:  That the officers of the Funds are hereby  directed to:

           (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the Trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds,
           (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

           (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

           (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

           (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                               THE HIGHMARK FUNDS

                        APPROVAL OF JOINT FIDELITY BOND

RESOLVED:   That the Trustees find that the  participation in the Joint Fidelity
            Bond is the best interests of the HighMark Funds (the "Trust"), that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trust, a Joint Fidelity Bond on behalf of the Trust in the amount of $40 million.

RESOLVED:   That the  Trustees  find  that the  premium  is fair and  reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Trust would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Trust participating in the Joint Fidelity Bond.

RESOLVED:   That the  proper  officers  of the Trust  hereby are  authorized  to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Trust regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule
            17g- l(f) under the Investment Company Act of 1940.

RESOLVED:   That the officers of the Trust are hereby directed to:

            (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the Trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust, (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Trust and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

            (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

            (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust; and

            (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Trust at any time the filings required under (2) and
            (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                              THE CNI CHARTER FUNDS

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED:  That the  Trustees  find that the  participation  by the Trust in the
           Joint Fidelity Bond presented to this meeting is the best interests of the CNI Charter Funds (the "Funds"), and that the proper officers of the Trust are authorized to obtain such Joint Fidelity Bond on behalf of the Trust in the amount of $40 million.

RESOLVED:  That the Trustees find that the premium payable by the Trust for such joint Fidelity Bond is fair and reasonable to the Trust provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Trust pays no more than the premium for an individual policy and no more than the share of the joint premiums for such joint Fidelity Bond based on the relative premiums which would apply to individual policies obtained by the entities participating in the Joint Fidelity Bond.

RESOLVED:  That the proper  officers of the Trust are  authorized to execute and deliver an Agreement in the form presented to this meeting on behalf of the Trust regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the Investment Company Act of 1940.

RESOLVED:  That the officers of the Trust are hereby directed to:

           (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of such fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees, including a majority of the Trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust,
           (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Trust and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

           (2) File with the SEC, in writing, within five days after the making of a claim under such bond by the Trust, a statement of the nature and amount thereof;

           (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under such bond by the Trust; and

           (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of such bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under such bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under such bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                       SEI OPPORTUNITY MASTER FUND, L.P.
                           SEI OPPORTUNITY FUND, L.P.

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED:    That  the  Directors  find  that  the  participation  in the  Joint
             Fidelity Bond is the best interests of the SEI  Opportunity  Master
             Fund, L.P. and the SEI Opportunity Fund, L.P. (the "Funds"), that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity
             Bond on behalf of the Funds in the amount of $40 million.

RESOLVED:    That the  Directors  find that the  premium is fair and  reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the funds participating in the Joint Fidelity Bond.

RESOLVED:    That the proper  officers  of the Funds  hereby are  authorized  to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule
             17g-l(f) under the Investment Company Act of 1940.

RESOLVED:    That the officers of the Funds are hereby directed to:

             (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Directors including a majority of the Directors who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

             (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

             (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

             (4) Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Funds at any time the filings required under
             (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                        CAUSEWAY CAPITAL MANAGEMENT TRUST

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED:  That the Trustees find that the  participation  in the Joint Fidelity
           Bond is in the best interests of the Trust, that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trust, a Joint Fidelity Bond on behalf of the Trust in the amount of $40 million.

RESOLVED:  That the  Trustees  find  that  the  premium  is fair and  reasonable provided that the allocation of the premium be in accordance with a formula under which the Trust pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Trust would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the funds participating in the Joint Fidelity Bond.

RESOLVED:  That the  proper  officers  of the Trust  hereby  are  authorized  to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Trust regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the Investment Company Act of 1940.

RESOLVED:  That the officers of the Trust are hereby directed to:

      (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees including a majority of the Trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust, (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Trust and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

      (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

      (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust; and

      (4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

RESOLVED:  That Michael Pang, or in his absence any other proper  officer of the
           Trust, be, and hereby is, designated to make or cause to be made the filings and give the notices required by SEC Rule 17g-1(g).

                              OAK ASSOCIATES FUNDS

                         APPROVAL OF JOINT FIDELITY BOND

RESOLVED:   That the Trustees find that the  participation in the Joint Fidelity
            Bond  is the  best  interests  of the  Oak  Associates  Funds.  (the
            "Funds"), that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of $40 million.

RESOLVED:   That the  Trustees  find  that the  premium  is fair and  reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the funds participating in the Joint Fidelity Bond.

RESOLVED:   That the  proper  officers  of the Funds  hereby are  authorized  to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule
            17g-l(f) under the Investment Company Act of 1940.

RESOLVED:   That the officers of the Funds are hereby directed to:

            (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Directors including a majority of the Directors who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

            (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

            (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

            (4) Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Funds at any time the filings required under (2) and
            (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

                         SEI STRUCTURED CREDIT FUND, LP

                         APPROVAL OF JOINT FIDELITY BOND
                   AND AGREEMENT AMONG JOINTLY INSURED PARTIES

VOTED: That the Directors find that the participation in the Joint Fidelity Bond presented to this meeting is in the best interests of the Fund, that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Fund, such Joint Fidelity Bond on behalf of the Fund in the amount of $40 million.

VOTED: That the Directors find that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which the Fund pays no more than its PRO RATA share of the premium based on relative asset size and, in any event, the Fund would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the parties participating in the Joint Fidelity Bond.

VOTED: That the proper officers of the Fund hereby are, and each of them singly is, authorized to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Fund regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the 1940 Act.

VOTED:      That the officers of the Fund are hereby directed to:

            (1) File with the SEC within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond; (ii) a copy of each resolution of the Board of Directors, including a majority of the Directors who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Fund; (iii) a statement showing the amount the Fund would have provided or maintained had it not been named as an insured under a joint insured bond; (iv) a statement as to the period for which the premiums for such bond have been paid; (v) a copy of each agreement between the Fund and all other named insured entered into pursuant to Rule 17g-l(f) under the 1940 Act; and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

            (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Fund, a statement of the nature and amount thereof;

            (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Fund; and

            (4) Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Fund at any time the filings required under (2) and
            (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.